EXHIBIT 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
Inland Diversified Draper Crossing, L.L.C.	Delaware
Inland Diversified Elk Grove Calvine, L.L.C.	Delaware
Inland Diversified Temple Terrace Member, L.L.C.	Delaware
Inland Diversified Kissimmee Pleasant Hill, L.L.C.	Delaware
Inland Diversified Lake City Commons, L.L.C.	Delaware
Inland Diversified Lenexa Falcon Valley, L.L.C.	Delaware
Inland Diversified Merrimack Village, L.L.C.	Delaware
Inland Diversified Omaha Whispering Ridge, L.L.C.	Delaware
Inland Diversified Port St Lucie Landing, L.L.C.	Delaware
Inland Diversified Port St Lucie Square, L.L.C.	Delaware
Inland Diversified Shreveport Regal Court, L.L.C.	Delaware
Inland Diversified St. Cloud 13th, L.L.C.	Delaware